Exhibit 21.1

Subsidiaries of the Registrant
The following is a list of consolidated subsidiaries of Origin Bancorp, Inc., the names under which such subsidiaries do business, and the jurisdiction in which each was organized, as of the date of this prospectus. All subsidiaries are wholly-owned unless otherwise noted.

Subsidiaries of Origin Bancorp, Inc.
Name	Jurisdiction of Organization
Origin Bank	Louisiana
Davison Insurance Agency, LLC	Louisiana
CTB Statutory Trust 1	Connecticut
First Louisiana Statutory Trust	Delaware

Subsidiaries of Origin Bank
Name	Jurisdiction of Organization
CTB Properties, LLC (inactive)	Louisiana
CTB/MNG Condo Association (68.0% ownership)	Louisiana
CTB/HLP Condo Association (63.1% ownership)	Louisiana

Subsidiaries of Davison Insurance Agency, LLC
Name	Jurisdiction of Organization
Thomas & Farr Agency, LLC	Louisiana